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                             April 8, 2022

       Scott Kaufman
       Chief Executive Officer
       Creek Road Miners, Inc.
       2700 Homestead Road
       Park City, UT 84098

                                                        Re: Creek Road Miners,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 11,
2022
                                                            File No. 333-262304

       Dear Mr. Kaufman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to comment 2, including that "[t]o the extent the Company expands its mining
operations to include additional crypto assets, it will evaluate the financial merits of
such crypto assets based on a number of factors, including the anticipated
profitability and price stability of such crypto assets and the Company   s
                                                        determination as to
whether such assets constitute securities as defined in Section 2(a)(1)
                                                        of the Securities Act."
Please amend the disclosure in your filing to clarify that you may consider expanding your
mining operations to additional crypto assets in the future, and to describe the factors
you will consider in making this decision. As a related matter, we note your amended
disclosure that "we may sell the Bitcoin we mine as necessary for
 Scott Kaufman
Creek Road Miners, Inc.
April 8, 2022
Page 2
         operations or as dictated by market conditions." Please amend your disclosure to provide additional detail describing the operational and market conditions under which you would sell your Bitcoin. Relatedly, we note that your disclosure that you intend to hold your mined Bitcoin appears contradictory to your statement that you intend to pay your remaining commitments of approximately $4.4 million monthly from the sale of Bitcoin or with earned Bitcoin; please advise or revise.
Strategic Initiatives, page 3

2. We note your response to comment 9 describing your plans to acquire oil and gas producing assets in 2022. Please amend the disclosure in your filing to include the substance of your response.
Risk Factors
"Bitcoin has forked multiple times . . .", page 17

3. We note your amended disclosure in response to comment 10, but it was not completely responsive to our comment. Please describe the risks, if any, related to airdrops, or tell us why you do not believe you are required to do so.
General

4. We note your response to comment 14, including that "[a]s the Company no longer has an
         NFT business, it does not believe a legal analysis relating thereto is necessary." We are not persuaded by your response. Therefore, please provide a legal analysis as to why your sales of NFTs did not involve the offer and sale of securities within the meaning of
         Section 2(a)(1) of the Securities Act.
5. We note your response to comment 16. Please amend your filing to include a risk factor describing the risks, if any, related to the potential sales of shares by Selling Shareholders pursuant to your S-1 effective October 4, 2021, after your change in business and prior to the filing of the relevant 10-Q describing this change.
6. We note your response to comment 15. Please amend your disclosure to affirmatively state whether you have enough cash to fund your operations for the next twelve months, and if not, whether you will need to raise additional funds. In addition, please affirmatively disclose in your filing your plan of operations for the next twelve months,
FirstName LastNameScott Kaufman
       the milestones you intend to reach and the timing thereof, the steps you will take to
Comapany    NameCreek
       achieve          Road Miners,
               each milestone,  and theInc.
                                         funds required to reach each
milestone.
April 8, 2022 Page 2
FirstName LastName
 Scott Kaufman
FirstName
Creek RoadLastNameScott
             Miners, Inc. Kaufman
Comapany
April       NameCreek Road Miners, Inc.
       8, 2022
April 38, 2022 Page 3
Page
FirstName LastName
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Roger W. Bivans